DISTANCE VOTING FORM OGM - BRF S.A. MARCH 31, 2025

DISTANCE VOTING FORM OGM - BRF S.A.
MARCH 31, 2025

Name of the Shareholder
CNPJ or CPF of the Shareholder
Email

Filling guidelines

If the shareholder chooses to exercise his or her right to vote remotely, pursuant to articles 26 et seq. of CVM Resolution No. 81/2022, the shareholder must fill out this distance voting form ("Distance Voting Form"), which will only be considered valid and the votes cast herein will be counted in the quorum of the matters subject to the Ordinary General Meeting of BRF S.A., to be held on March 31, 2025, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or their legal representative(s), as the case may be and under the terms of the legislation in force.

The notarization of the signatures affixed to the Distance Voting Form will not be required, nor their consularization.

Delivery guidelines, indicating the ability to send directly to the company or send filling instructions to the bookkeeper or custodian

Shareholders who choose to exercise their voting rights through this Distance Voting Form must fill it out, subject to the guidelines above, and send it: (i) to the Company; (ii) the Custody Agent; (iii) to B3, as the central depository of the Company's shares; or (iv) to the Bookkeeper, following the instructions below:

(i) To the Company: together with the Distance Voting Form, the shareholder must send, exclusively through the Qi Central Platform (https://qicentral.com.br/m/assembleia-brf-2025), scanned copies of the following documents: Individual – identity document with photo of the shareholder or his legal representative (RG, RNE, CNH, passport or professional registration card). Legal Entities (PJ) and Investment Funds (FI) – a) Consolidated and updated Articles of Association or Bylaws (in the case of legal entities) or consolidated and updated regulations of the fund and bylaws or articles of association of its administrator or manager, as the case may be (in the case of FI); b) identity document with photo of his/her legal representative: RG, RNE, CNH, passport or professional registration card; and c) document proving the powers of representation.

(ii) To the Custody Agent: this option is intended exclusively for shareholders holding shares held in custody at B3 S.A. – Brasil, Bolsa, Balcão ("B3"). In this case, the remote vote will be exercised by the shareholders in accordance with the procedures adopted by their custody agents. As the provision of the service of collection and transmission of instructions for filling out the Distance Voting Form is optional for custody agents, we recommend that shareholders verify whether their custodian is qualified to provide such service and what procedures they have established for issuing voting instructions, as well as the documents and information required by them.

(iii) To B3, as central depositary of the Company's shares: this option is also intended exclusively for shareholders holding shares held in custody at B3. In this case, the shareholder holding shares deposited with B3 who chooses to exercise their right to vote remotely by transmitting their voting instructions directly to B3, as the central depositary, must comply with the rules and operational procedures determined by B3 itself for the collection and transmission of instructions for filling out the Distance Voting Form.

(iv) Bookkeeper: this option is intended exclusively for shareholders holding shares held by Banco Bradesco S.A. ("Bradesco"), bookkeeper of shares issued by the Company, which are not deposited in a central depositary. Shareholders must attend any of the Bradesco Branches by **March 27, 2025**, **during local banking office hours**, with the printed, completed, initialed and signed Distance Voting Form, as well as the respective documents, according to the instructions contained in the Manual for Participation in the OGM, so that the information contained in the Distance Voting Form is transferred to Bradesco's systems.

On **03.27.2025** (inclusive), the deadline for receipt of the duly completed Distance Voting Form expires, as instructed above, unless a different deadline, always prior to this, is established by the custodians, B3 or the bookkeeper.

Electronic address for sending the Distance Voting Form, if the shareholder wishes to deliver the document directly to the company

Distance Voting Forms sent directly to the Company must be sent exclusively by electronic means, until **03.27.2025** (inclusive), through the Qi Central Platform (https://qicentral.com.br/m/assembleia-brf-2025).

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person

Bradesco Branch

Telephone: 0800 701 16 16

WhatsApp BIA: (11) 3335-0237

E-mail: dac.escrituracao@bradesco.com.br

The above data were inserted so that the shareholder has a channel to clarify any doubts regarding the procedure for sending the Distance Voting Form to the bookkeeping agent. However, Bradesco will not receive electronic forms, only those presented at any Bradesco branch in the national territory will be accepted.

Deliberations

Simple Deliberation

1. To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2024:

[ ] Approve [ ] Reject [ ] Abstain

Simple deliberation

DISTANCE VOTING FORM OGM - BRF S.A.
MARCH 31, 2025

2. To approve the Management's proposal for the allocation of net income calculated in the fiscal year of 2024: [ ] Approve [ ] Reject [ ] Abstain
Simple deliberation 3. To set the annual global compensation for the year 2025 for the Company's Management (Board of Directors and Board of Executive Officers) in the amount of up to R$131,056,939.17 (one hundred and thirty-one million, fifty-six thousand, nine hundred and thirty-nine reais and seventeen cents). Such amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the exercise of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan: [ ] Approve [ ] Reject [ ] Abstain
4. Elect the following members of the Fiscal Council (the shareholder may vote for the approval of the election of up to three (3) candidates and their respective alternates): Antonio Mathias Nogueira Moreira (Effective) / Attilio Guaspari (Alternate) [ ] Approve [ ] Reject [ ] Abstain Ricardo Florence dos Santos (Effective) / Marco Antônio Peixoto Simões Velozo (Alternate) [ ] Approve [ ] Reject [ ] Abstain Alexandre Eduardo De Melo (Effective) / José Luiz de Souza Gurgel (Alternate) [ ] Approve [ ] Reject [ ] Abstain
Simple Deliberation 5. To set the compensation for the fiscal year 2025 for the effective members of the Fiscal Council in an amount corresponding to ten percent (10%) of the average amount of compensation attributed to the Company's Executive Officers (not including benefits, representation allowances and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6,404/1976, considering the maximum amount of R$943,060.83 (nine hundred and forty-three thousand, sixty reais and eighty-three cents): [ ] Approve [ ] Reject [ ] Abstain

City:____

Date:____

Signature:____

Shareholder Name: ___________________________________

Telephone:____